UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-13742

ICL GROUP LTD.
(Exact name of registrant as specified in its charter)

ICL Group Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

 ICL GROUP LTD.

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of ICL Group Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. In addition, this report on Form 6-K shall be deemed to be incorporated by reference into the Israeli Shelf Prospectus of ICL Group Ltd. filed with the Israel Securities Authority and dated February 28, 2022 (Filing Number: 2022-02-019821) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ICL GROUP LTD.

1.	Q3 2023 Results

ICL Reports Third Quarter 2023 Results

Delivers sales of $1.9 billion, flat sequentially, with adjusted EBITDA of $346 million, diluted earnings per share of $0.11 and continued strong cash generation

Reaffirms full year adjusted EBITDA guidance

Tel Aviv, Israel, November 8, 2023 – ICL (NYSE: ICL) (TASE: ICL), a leading global specialty minerals company, today reported its financial results for the third quarter ended September 30, 2023. Consolidated sales were $1.9 billion versus $2.5 billion, while operating income was $227 million versus $935 million in the third quarter of last year. Operating cash flow was $407 million vs. $606 million, and adjusted EBITDA was $346 million versus $1,049 million.

“ICL delivered solid results, while continuing to target long-term growth and consistently strong cash generation, enhanced by efficiency initiatives. While some competitive pressures remain in certain end-markets, demand recovery is on the horizon for our specialty businesses, and we are expecting a return to a more stabilized growth trajectory during 2024,” said Raviv Zoller, president and CEO of ICL. “Despite the unprecedented October 7 attack on Israel, ICL operations there continue to function without significant disruption. While we have faced some headwinds, we remain committed to our customers, to our focused long-term growth strategy and, before all else, to our employees, their families and the communities where we do business.”

The company reaffirmed its guidance for full year adjusted EBITDA, now expected at the middle of the previously announced range of between $1.6 billion to $1.8 billion, with the company’s specialties focused businesses expected at approximately $0.7 billion. (1a)

Financial Results and Business Overview

This Financial Results and Business Overview is based on the Company’s unaudited interim condensed consolidated financial statements as of and for the nine and three-month periods ended September 30, 2023 (hereinafter - Interim Financial Statements), and is prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting”, unless otherwise stated. The Financial Results and Business Overview contains certain non‑IFRS financial measures and forward-looking statements, which are described in the “Financial Figures and non‑GAAP Financial Measures” section and the “Forward-looking Statements” section, respectively.

About ICL

ICL Group Ltd. is a leading global specialty minerals company which creates impactful solutions for humanity’s sustainability challenges in the food, agriculture, and industrial markets. ICL leverages its unique bromine, potash, and phosphate resources, its global professional workforce, and its sustainability focused R&D and technological innovation capabilities, to drive the Company's growth across its end markets. ICL shares are dual listed on the New York Stock Exchange and the Tel Aviv Stock Exchange (NYSE and TASE: ICL). The Company employs more than 12,500 people worldwide, and its 2022 revenues totaled approximately $10 billion. For more information, visit the Company's website at www.icl-group.com[1].

[1] The reference to our website is intended to be an inactive textual reference and the information on, or accessible through, our website is not intended to be part of this Form 6-K.

ICL Group Limited Q3 2023 Results 2

Financial Figures and non-GAAP Financial Measures

7-9/2023		7-9/2022		1-9/2023		1-9/2022		2022
$ millions	% of Sales	$ millions	% of Sales	$ millions	% of Sales	$ millions	% of Sales	$ millions	% of Sales
Sales	1,862	-	2,519	-	5,846	-	7,924	-	10,015	-
Gross profit	586	31	1,315	52	2,111	36	4,099	52	5,032	50
Operating income	227	12	935	37	992	17	2,976	38	3,516	35
Adjusted operating income (1)	227	12	928	37	1,007	17	2,947	37	3,509	35
Net income attributable to the Company's shareholders	137	7	633	25	580	10	1,828	23	2,159	22
Adjusted net income attributable to the Company’s shareholders (1)	137	7	628	25	592	10	1,992	25	2,350	23
Diluted earnings per share (in dollars)	0.11	-	0.49	-	0.45	-	1.42	-	1.67	-
Diluted adjusted earnings per share (in dollars) (2)	0.11	-	0.49	-	0.46	-	1.55	-	1.82	-
Adjusted EBITDA (2)	346	19	1,049	42	1,397	24	3,309	42	4,007	40
Cash flows from operating activities	407	-	606	-	1,180	-	1,558	-	2,025	-
Purchases of property, plant and equipment and intangible assets (3)	191	-	184	-	525	-	535	-	747	-

(1)	See “Adjustments to Reported Operating and Net income (non-GAAP)” below.

(2)	Commencing 2022, the Company’s adjusted EBITDA definition was updated. See the disclaimer below.

(3)	See “Condensed consolidated statements of cash flows (unaudited)” in the accompanying financial statements.

We disclose in this quarterly report non-IFRS financial measures titled adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share, and adjusted EBITDA. Our management uses adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share, and adjusted EBITDA to facilitate operating performance comparisons from period to period. We calculate our adjusted operating income by adjusting our operating income to add certain items, as set forth in the reconciliation table under “Adjustments to reported operating, and net income (non-GAAP)” below. Certain of these items may recur. We calculate our adjusted net income attributable to the Company’s shareholders by adjusting our net income attributable to the Company’s shareholders to add certain items, as set forth in the reconciliation table under “Adjustments to reported operating, and net income (non-GAAP)” below, excluding the total tax impact of such adjustments. We calculate our diluted adjusted earnings per share by dividing adjusted net income by the weighted-average number of diluted ordinary shares outstanding. Our adjusted EBITDA is calculated as net income before financing expenses, net, taxes on income, share in earnings of equity-accounted investees, depreciation and amortization, and certain adjustments presented in the reconciliation table under “Consolidated adjusted EBITDA, and diluted adjusted Earnings Per Share for the periods of activity” below, which were adjusted for in calculating the adjusted operating income. Commencing with the year 2022, the Company’s “adjusted EBITDA” calculation is no longer adding back “minority and equity income, net". While “minority and equity income, net” reflects the share of an equity investor in one of our owned operations, since adjusted EBITDA measures the Company’s performance as a whole, its operations and its ability to satisfy cash needs before profit is allocated to the equity investor, management believes that adjusted EBITDA before deduction of such item is more reflective.

ICL Group Limited Q3 2023 Results 3

You should not view adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share or adjusted EBITDA as a substitute for operating income or net income attributable to the Company’s shareholders determined in accordance with IFRS, and you should note that our definitions of adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share, and adjusted EBITDA may differ from those used by other companies. Additionally, other companies may use other measures to evaluate their performance, which may reduce the usefulness of our non-IFRS financial measures as tools for comparison. However, we believe adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share, and adjusted EBITDA provide useful information to both management, and investors by excluding certain items that management believes are not indicative of our ongoing operations. Our management uses these non-IFRS measures to evaluate the Company's business strategies and management performance. We believe that these non‑IFRS measures provide useful information to investors because they improve the comparability of our financial results between periods and provide for greater transparency of key measures used to evaluate our performance.

(1a) The Company only provides guidance on a non-GAAP basis. The Company does not provide a reconciliation of forward-looking adjusted EBITDA (non-GAAP) to GAAP net income (loss), due to the inherent difficulty in forecasting, and quantifying certain amounts that are necessary for such reconciliation, in particular, because special items such as restructuring, litigation, and other matters, used to calculate projected net income (loss) vary dramatically based on actual events, the Company is not able to forecast on a GAAP basis with reasonable certainty all deductions needed in order to provide a GAAP calculation of projected net income (loss) at this time. The amount of these deductions may be material, and therefore could result in projected GAAP net income (loss) being materially less than projected adjusted EBITDA (non-GAAP). The guidance speaks only as of the date hereof. We undertake no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this news release or to reflect actual outcomes, unless required by law. Specialties focused businesses are represented by the Industrial Products, and Growing Solutions segments, and the specialties part of the Phosphate Solutions segment. We present EBITDA from the phosphate specialties part of the Phosphate Solutions segment as we believe this information is useful to investors in reflecting the specialty portion of our business.

We present a discussion in the period-to-period comparisons of the primary drivers of change in the Company’s results of operations. This discussion is based in part on management’s best estimates of the impact of the main trends on our businesses. We have based the following discussion on our financial statements. You should read such discussion together with our financial statements.

ICL Group Limited Q3 2023 Results 4

Adjustments to Reported Operating and Net income (non-GAAP)

7-9/2023	7-9/2022	1-9/2023	1-9/2022	2022
$ millions	$ millions	$ millions	$ millions	$ millions
Operating income	227	935	992	2,976	3,516
Write-off of assets and provision for site closure (1)	-	-	15	-	-
Divestment related items and transaction costs from acquisitions (2)	-	(7)	-	(29)	(29)
Legal proceedings, dispute and other settlement expenses (3)	-	-	-	-	22
Total adjustments to operating income	-	(7)	15	(29)	(7)
Adjusted operating income	227	928	1,007	2,947	3,509
Net income attributable to the shareholders of the Company	137	633	580	1,828	2,159
Total adjustments to operating income	-	(7)	15	(29)	(7)
Total tax adjustments (4)	-	2	(3)	193	198
Total adjusted net income - shareholders of the Company	137	628	592	1,992	2,350

(1)	For 2023, reflects a write-off of assets and closure costs resulting from the closure of the Company’s Summerville site in the US.

(2)	For 2022, reflects a capital gain related to the sale of an asset in Israel and the Company’s divestment of a 50%-owned joint venture, Novetide.

(3)	For 2022, reflects mainly the costs of a mediation settlement regarding the claims related to the Ashalim Stream incident.

(4)
For 2023, reflects the tax impact of adjustments made to operating income. For 2022, reflects tax expenses in respect of prior years following a settlement with Israel’s Tax Authority regarding Israel's surplus profit levy, which outlines understandings for the calculation of the levy, including the measurement of fixed assets, as well as the tax impact of adjustments made to operating income.

ICL Group Limited Q3 2023 Results 5

Consolidated adjusted EBITDA and diluted adjusted Earnings Per Share for the periods of activity

Calculation of adjusted EBITDA was made as follows:

7-9/2023	7-9/2022	1-9/2023	1-9/2022	2022
$ millions	$ millions	$ millions	$ millions	$ millions
Net income	142	635	603	1,877	2,219
Financing expenses, net	42	24	135	72	113
Taxes on income	43	276	254	1,027	1,185
Less: Share in earnings of equity-accounted investees	-	-	-	-	(1)
Operating income	227	935	992	2,976	3,516
Depreciation and amortization	119	121	390	362	498
Adjustments (1)	-	(7)	15	(29)	(7)
Total adjusted EBITDA (2)	346	1,049	1,397	3,309	4,007

(1)	See "Adjustments to Reported Operating and Net income (non-GAAP)" above.

(2)	Commencing 2022, the Company’s adjusted EBITDA definition was updated, see the disclaimer above.

Calculation of diluted adjusted earnings per share was made as follows:

7-9/2023	7-9/2022	1-9/2023	1-9/2022	2022
$ millions	$ millions	$ millions	$ millions	$ millions
Net income attributable to Company's shareholders	137	633	580	1,828	2,159
Adjustments (1)	-	(7)	15	(29)	(7)
Total tax adjustments	-	2	(3)	193	198
Adjusted net income - shareholders of the Company	137	628	592	1,992	2,350
Weighted-average number of diluted ordinary shares outstanding (in thousands)	1,290,813	1,290,131	1,290,926	1,288,948	1,289,947
Diluted adjusted earnings per share (in dollars) (2)	0.11	0.49	0.46	1.55	1.82

(1)	See "Adjustments to Reported Operating and Net income (non-GAAP)" above.

(2)
The diluted adjusted earnings per share are calculated as follows: dividing the adjusted net income attributable to the shareholders of the Company by the weighted-average number of diluted ordinary shares outstanding (in thousands).

ICL Group Limited Q3 2023 Results 6

Events in the reporting period

In October 2023, the Israeli government declared a state of war following an attack on civilians at its southern border. The new security situation has led to several challenges, including some disruptions in supply chains, a shortage of personnel due to mobilization for reserve duty, and fluctuations in foreign currency exchange rates relative to the Israeli shekel. The Company has taken measures to ensure the safety of its employees and business partners, as well as the communities in which it operates, in order to minimize any potential impact on its business, including avoiding disruption of production in its facilities in Israel.

The current events and the security escalation in Israel have not had a material impact on the Company's business results. However, since the developments related to the war situation, as well as its duration, are unpredictable, the Company has no ability to estimate the extent of the war’s potential impact on its future business and results. The Company continuously monitors the developments and will take all necessary actions to minimize any negative consequences to its operations and assets.

ICL Group Limited Q3 2023 Results 7

Consolidated Results Analysis

Results analysis for the period July – September 2023

Sales	Expenses	Operating income
$ millions
Q3 2022 figures	2,519	(1,584)	935
Total adjustments Q3 2022*	-	(7)	(7)
Adjusted Q3 2022 figures	2,519	(1,591)	928
Quantity	221	(144)	77
Price	(912)	-	(912)
Exchange rates	34	(4)	30
Raw materials	-	88	88
Energy	-	5	5
Transportation	-	35	35
Operating and other expenses	-	(24)	(24)
Adjusted Q3 2023 figures	1,862	(1,635)	227
Total adjustments Q3 2023*	-	-	-
Q3 2023 figures	1,862	(1,635)	227

* See "Adjustments to reported Operating and Net income (non-GAAP)" above.

-
Quantity – The positive impact on operating income was primarily related to an increase in sales volumes of potash, specialty agriculture products, and phosphate fertilizers. This impact was partially offset by lower sales volumes of bromine and phosphorus-based flame retardants, specialty minerals products, salts and phosphate-based food additives.

-
Price – The negative impact on operating income was primarily related to a decrease of $355 in the price of potash (CIF) per tonne year-over-year, as well as a decrease in selling prices of phosphate fertilizers and white phosphoric acid (WPA), specialty agriculture and FertilizerpluS products, bromine-based flame retardants and bromine based industrial solutions.

-
Exchange rates - The favorable impact on operating income was mainly due to the positive impact on sales resulting from the appreciation of the average exchange rate of the euro and the Brazilian real against the US dollar, which was partially offset by a negative impact on operational costs resulting from the above mentioned appreciation, together with a positive impact due to the depreciation of the average exchange rate of the Israeli shekel against the US dollar.

-	Raw materials – The positive impact on operating income was primarily due to lower costs of sulphur and commodity fertilizers.

-	Energy – The positive impact on operating income was due to decreased electricity prices.

-	Transportation – The positive impact on operating income was due to decreased marine and inland transportation costs.

-	Operating and other expenses – The negative impact on operating income was primarily due to higher maintenance and operational costs.

ICL Group Limited Q3 2023 Results 8

The following table sets forth sales by geographical regions based on the location of the customers:

7-9/2023		7-9/2022
$ millions	% of Sales	$ millions	% of Sales
Europe	543	29	671	27
Asia	422	23	685	27
South America	483	26	575	23
North America	305	16	445	18
Rest of the world	109	6	143	5
Total	1,862	100	2,519	100

-
Europe – The decrease in sales was primarily due to lower selling prices of potash, phosphate fertilizers, FertilizerpluS and specialty agriculture products and white phosphoric acid (WPA), as well as lower sales volumes and selling prices of bromine-based flame retardants, salts, phosphate-based food additives and bromine based industrial solutions. The decrease was partially offset by higher sales volumes of potash, phosphate fertilizers and FertilizerpluS products, together with a positive impact on sales resulting from the appreciation of the average exchange rate of the euro against the US dollar.

-
Asia – The decrease in sales was primarily due to lower selling prices and sales volumes of potash and bromine-based industrial solutions, as well as lower selling prices of bromine-based flame retardants, phosphate fertilizers and specialty agriculture products. The decrease was partially offset by higher sales volumes of phosphate fertilizers, bromine-based flame retardants, and specialty agriculture products.

-
South America – The decrease in sales was primarily due to lower selling prices of potash, phosphate fertilizers, as well as specialty agriculture and FertilizerpluS products, together with lower selling prices and sales volumes of WPA. This decrease was partially offset by higher sales volumes of potash, phosphate fertilizers, specialty agriculture and FertilizerpluS products.

-
North America – The decrease in sales was primarily due to lower selling prices and sales volumes of potash, phosphate fertilizers, bromine and phosphorous-based flame retardants and magnesium, as well as lower selling prices of specialty agriculture products and clear brine fluids. The decrease was partially offset by higher sales volumes of clear brine fluids and specialty agriculture products.

-	Rest of the world – The decrease in sales was primarily due to lower selling prices of specialty agriculture products and potash, partially offset by higher sales volumes of potash.

ICL Group Limited Q3 2023 Results 9

Financing expenses, net

Net financing expenses in the third quarter of 2023 amounted to $42 million, compared to $24 million in the corresponding quarter last year, an increase of $18 million. This change is mainly due to an increase of $10 million derived from net hedging transactions and exchange rate differences resulting from higher depreciation of the Israeli shekel against the US dollar compared to the corresponding quarter, as well as higher interest expenses of $5 million due to increased market interest rates.

Tax expenses

In the third quarter of 2023, the Company’s reported tax expenses amounted to $43 million, compared to $276 million in the corresponding quarter of last year, reflecting an effective tax rate of 23% and 30%, respectively. The Company’s relatively low effective tax rate for this quarter was mainly due to the devaluation of the shekel against the US dollar and deferred taxes for carryforward losses related to the taxation of profits from natural resources.

ICL Group Limited Q3 2023 Results 10

Results analysis for the period January – September 2023

Sales	Expenses	Operating income
$ millions
YTD 2022 figures	7,924	(4,948)	2,976
Total adjustments YTD 2022*	-	(29)	(29)
Adjusted YTD 2022 figures	7,924	(4,977)	2,947
Quantity	(446)	170	(276)
Price	(1,601)	-	(1,601)
Exchange rates	(31)	62	31
Raw materials	-	32	32
Energy	-	(13)	(13)
Transportation	-	58	58
Operating and other expenses	-	(171)	(171)
Adjusted YTD 2023 figures	5,846	(4,839)	1,007
Total adjustments YTD 2023*	-	(15)	(15)
YTD 2023 figures	5,846	(4,854)	992

* See "Adjustments to reported operating and net income (non-GAAP)" above.

-
Quantity – The negative impact on operating income was primarily related to a decrease in sales volumes of bromine and phosphorus-based flame retardants, elemental bromine, specialty minerals products, turf and ornamental products, white phosphoric acid (WPA) and salts. This was partially offset by higher sales volumes of potash, clear brine fluids and specialty agriculture products.

-
Price – The negative impact on operating income was primarily related to a decrease of $305 in the price of potash (CIF) per tonne year-over-year, as well as to a decrease in selling prices of phosphate fertilizers, specialty agriculture and FertilizerpluS products, bromine and phosphorus-based flame retardants and elemental bromine. This was partially offset by higher selling prices of phosphate-based food additives, and specialty minerals products, as well as turf and ornamental products.

-
Exchange rates – The favorable impact on operating income was mainly due to the positive impact on operational costs resulting from the depreciation of the average exchange rate of the Israeli shekel and the Chinese yuan against the US dollar, which exceeded their negative impact on sales.

-
Raw materials – The positive impact on operating income was primarily due to lower prices of sulphur and commodity fertilizers. This impact was partially offset by higher costs of raw materials used in the production of industrial products and caustic soda.

-	Energy – The negative impact on operating income was due to an increase in electricity and gas prices, mainly in Europe and the US.

-	Transportation – The positive impact on operating income was due to decreased marine transportation costs, partially offset by increased inland transportation costs.

-	Operating and other expenses – The negative impact on operating income was primarily related to higher maintenance and operational costs, partially offset by lower royalty payments.

ICL Group Limited Q3 2023 Results 11

The following table sets forth sales by geographical regions based on the location of the customers:

1-9/2023		1-9/2022
$ millions	% of Sales	$ millions	% of Sales
Europe	1,868	32	2,201	28
Asia	1,304	22	2,151	27
South America	1,301	22	1,919	24
North America	1,033	18	1,219	15
Rest of the world	340	6	434	6
Total	5,846	100	7,924	100

-
Europe – The decrease in sales was primarily due to lower selling prices of potash, phosphate fertilizers, specialty agriculture and FertilizerpluS products, as well as lower selling prices and sales volumes of bromine and phosphorous-based flame retardants, white phosphoric acid (WPA) and salts, together with lower sales volumes of Turf and Ornamental products, bromine based industrial solutions and magnesium. This was partially offset by higher sales volumes of potash, phosphate fertilizers and FertilizerspluS products.

-
Asia – The decrease in sales was primarily due to lower selling prices and sales volumes of potash, bromine-based flame retardant, bromine-based industrial solutions, phosphate fertilizers, WPA and specialty raw materials used for energy storage solutions, as well as a decrease in sales volumes of  FertilizerpluS products, and lower selling prices of specialty agriculture products, together with a negative impact resulting from the depreciation of the average exchange rate of the Chinese yuan against the US dollar.  The decrease was partially offset by higher sales volumes of specialty agriculture products.

-
South America – The decrease in sales was primarily due to lower selling prices and sales volumes of potash, as well as lower selling prices of phosphate fertilizers, specialty agriculture and FertilizerpluS products, together with lower sales volumes of WPA. The decrease was partially offset by higher sales volumes of phosphate fertilizers, as well as specialty agriculture and FertilizerpluS products.

-
North America – The decrease in sales was primarily due to lower sales volumes and selling prices of bromine and phosphorous-based flame retardants and specialty agriculture products, as well as lower selling prices of potash and phosphate fertilizers, together with lower sales volumes of magnesium, salts, phosphate-based food additives and Turf and Ornamental products. The decrease was partially offset by higher sales volumes and selling prices of WPA, as well as higher sales volumes of potash and clear brine fluids, together with higher selling prices of phosphate-based food additives and salts.

-
Rest of the world – The decrease in sales was primarily due to lower sales volumes and selling prices of potash, specialty agriculture products, WPA and phosphate fertilizers, as well as lower sales volumes of FertilizerpluS product and bromine-based flame retardants.

ICL Group Limited Q3 2023 Results 12

Financing expenses, net

Net financing expenses for the nine-month period ended September 30, 2023, amounted to $135 million, compared to $72 million in the corresponding period last year, an increase of $63 million.

The main change is due to long-term employee benefits provisions and lease revaluation income which decreased by $30 million, due to lower depreciation of the Israeli shekel against the dollar compared to the corresponding period. In addition, there was an increase of $10 million in losses from hedging transactions and higher interest expenses of $11 million due to increased market interest rates.

Tax expenses

For the nine-month period ended September 30, 2023, the Company's reported tax expenses amounted to $254 million, reflecting an effective tax rate of 30%.

ICL Group Limited Q3 2023 Results 13

Industrial Products Segment information as of September 30, 2023 (Unaudited)

Segment Information

Industrial Products

The Industrial Products segment produces bromine from a highly concentrated solution in the Dead Sea and bromine‑based compounds at its facilities in Israel, the Netherlands and China. In addition, the segment produces several grades of salts, magnesium chloride, magnesia-based products, phosphorus-based products and functional fluids.

Results of operations

7-9/2023	7-9/2022	1-9/2023	1-9/2022	2022
$ millions	$ millions	$ millions	$ millions	$ millions
Segment Sales	267	437	928	1,417	1,766
Sales to external customers	264	428	912	1,394	1,737
Sales to internal customers	3	9	16	23	29
Segment Operating Income	31	154	181	533	628
Depreciation and amortization	11	16	40	46	61
Segment EBITDA	42	170	221	579	689
Capital expenditures	17	23	62	63	90

Highlights and business environment

•	Elemental bromine sales decreased year-over-year due to lower bromine prices, as demand in several applications remained weak.

•	Sales of bromine-based flame retardants decreased year-over-year, with lower prices and volumes, as demand in the electronics end-market remained weak.

•	Sales of phosphorus-based flame retardants decreased year-over-year, with lower volumes and prices, as demand in the construction end-market remained soft.

•	Sales of clear brine fluids grew versus the prior year on higher volumes, as oil and gas drilling activity increased in the Gulf of Mexico.

•
Sales of specialty minerals decreased year-over-year, with lower sales of KCl due to lower prices and increased competition, as well as lower sales of Magnesium Chloride due to the timing of pre-season sales in the US.

ICL Group Limited Q3 2023 Results 14

Industrial Products Segment information as of September 30, 2023 (Unaudited)

Results analysis for the period July – September 2023

Sales	Expenses	Operating income
$ millions
Q3 2022 figures	437	(283)	154
Quantity	(75)	37	(38)
Price	(98)	-	(98)
Exchange rates	3	4	7
Raw materials	-	6	6
Energy	-	(2)	(2)
Transportation	-	8	8
Operating and other expenses	-	(6)	(6)
Q3 2023 figures	267	(236)	31

-
Quantity – The negative impact on operating income was primarily related to a decrease in sales volumes of bromine and phosphorus-based flame retardants, as well as specialty minerals. This was partially offset by higher sales volumes of clear brine fluids and elemental bromine.

-	Price – The negative impact on operating income was primarily due to lower selling prices of bromine and phosphorus-based flame retardants and bromine based industrial solutions.

-
Exchange rates – The favorable impact on operating income was mainly due to the positive impact on sales resulting from the appreciation of the average exchange rate of the euro against the US dollar, as well as the positive impact on operational costs resulting from the depreciation of the average exchange rate of the Israeli shekel against the US dollar.

-	Raw materials – The positive impact on operating income was due to a decrease in costs of raw materials.

-	Transportation – The positive impact on operating income was due to a decrease in marine and inland transportation costs.

-	Operating and other expenses – The negative impact on operating income was primarily related to higher maintenance and operational costs.

ICL Group Limited Q3 2023 Results 15

Industrial Products Segment information as of September 30, 2023 (Unaudited)

Results analysis for the period January – September 2023

Sales	Expenses	Operating income
$ millions
YTD 2022 figures	1,417	(884)	533
Quantity	(387)	165	(222)
Price	(101)	-	(101)
Exchange rates	(1)	15	14
Raw materials	-	(24)	(24)
Energy	-	(11)	(11)
Transportation	-	14	14
Operating and other expenses	-	(22)	(22)
YTD 2023 figures	928	(747)	181

-
Quantity – The negative impact on operating income was primarily related to a decrease in sales volumes of bromine and phosphorus-based flame retardants, elemental bromine and specialty minerals. This impact was partially offset by higher sales volumes of clear brine fluids.

-
Price – The negative impact on operating income was due to lower selling prices of bromine and phosphorus-based flame retardants and elemental bromine, partially offset by higher selling prices of specialty minerals.

-
Exchange rates – The favorable impact on operating income was mainly due to the positive impact on operational costs resulting from the depreciation of the average exchange rate of the Israeli shekel against the US dollar.

-	Raw materials – The negative impact on operating income was due to increased costs of raw materials.

-	Energy – The negative impact on operating income was due to higher prices of electricity and gas.

-	Transportation – The positive impact on operating income was due to lower marine transportation costs.

-	Operating and other expenses – The negative impact on operating income was primarily related to higher maintenance and operational costs.

ICL Group Limited Q3 2023 Results 16

Potash Segment information as of September 30, 2023 (Unaudited)

Potash

The Potash segment produces and sells mainly potash, salts, magnesium and electricity. Potash is produced in Israel using an evaporation process to extract potash from the Dead Sea at Sodom, and in Spain using conventional mining from an underground mine. The segment also produces and sells pure magnesium, magnesium alloys and chlorine. In addition, the segment sells salt products produced at its potash site in Spain. The segment operates a power plant in Sodom which supplies electricity and steam to ICL facilities in Israel (surplus electricity is sold to external customers).

Results of operations

7-9/2023	7-9/2022	1-9/2023	1-9/2022	2022
$ millions	$ millions	$ millions	$ millions	$ millions
Segment Sales	526	854	1,708	2,600	3,313
Potash sales to external customers	409	684	1,357	2,142	2,710
Potash sales to internal customers	22	55	80	148	184
Other and eliminations (1)	95	115	271	310	419
Gross Profit	250	615	940	1,836	2,292
Segment Operating Income	125	496	546	1,482	1,822
Depreciation and amortization	39	41	129	121	166
Segment EBITDA	164	537	675	1,603	1,988
Capital expenditures	89	79	252	254	346
Potash price - CIF ($ per tonne)	342	697	407	712	682

(1)	Primarily includes salt produced in Spain, metal magnesium-based products, chlorine, and sales of excess electricity produced by ICL’s power plant at the Dead Sea in Israel.

Highlights and business environment

•	ICL's potash price (CIF) per tonne of $342 in the quarter was 15% lower than the second quarter of 2023 and 51% lower year-over-year.

•	The Grain Price Index decreased by 9.6% during the quarter due to decreased prices of corn, rice and wheat by 15.1%, 9.9% and 9%, respectively.

•
The WASDE (World Agricultural Supply and Demand Estimates) report, published by the USDA in October 2023, showed a continued decrease in the expected ratio of global inventories of grains to consumption to 27.3% for the 2023/24 agriculture year, compared to 27.7% for the 2022/23 agriculture year and 28.3% for the 2021/22 agriculture year.

ICL Group Limited Q3 2023 Results 17

Potash Segment information as of September 30, 2023 (Unaudited)

Additional segment information

Global potash market - average prices and imports:

Average prices	7-9/2023	7-9/2022	VS Q3 2022	4-6/2023	VS Q2 2023
Granular potash – Brazil	CFR spot ($ per tonne)	351	844	(58.4)%	383	(8.4)%
Granular potash – Northwest Europe	CIF spot/contract (€ per tonne)	392	875	(55.2)%	509	(23.0)%
Standard potash – Southeast Asia	CFR spot ($ per tonne)	309	873	(64.6)%	397	(22.2)%
Potash imports
To Brazil	million tonnes	3.6	2.9	24.1%	3.8	(5.3)%
To China	million tonnes	2.9	2.1	38.1%	2.7	7.4%
To India	million tonnes	0.6	0.6	9.1%	1.2	(50.0)%

Sources: CRU (Fertilizer Week Historical Price: October 2023), FAI, Brazilian and Chinese customs data.

Potash – Production and Sales

Thousands of tons	7-9/2023	7-9/2022	1-9/2023	1-9/2022	2022
Production	1,101	1,163	3,281	3,467	4,691
Total sales (including internal sales)	1,280	1,134	3,504	3,431	4,499
Closing inventory	324	391	324	391	547

Third quarter 2023

-	Production – Production was 62 thousand tonnes lower year-over-year, mainly due to operational challenges.

-
Sales – The quantity of potash sold was 146 thousand tonnes higher year-over-year mainly due to increased sales volumes to Europe, China, and Brazil, partially offset by lower sales volumes to India and the US.

1-9/2023

-	Production – Production was 186 thousand tonnes lower year-over-year, mainly due to operational challenges such as weather conditions in the Dead Sea and on-going geologic constraints in Spain.

-
Sales – The quantity of potash sold was 73 thousand tonnes higher year-over-year, mainly due to increased sales volumes to Europe and China, partially offset by lower sales volumes to India and Brazil.

ICL Group Limited Q3 2023 Results 18

Potash Segment information as of September 30, 2023 (Unaudited)

Results analysis for the period July – September 2023

Sales	Expenses	Operating income
$ millions
Q3 2022 figures	854	(358)	496
Quantity	111	(57)	54
Price	(448)	-	(448)
Exchange rates	9	2	11
Raw materials	-	1	1
Energy	-	8	8
Transportation	-	19	19
Operating and other expenses	-	(16)	(16)
Q3 2023 figures	526	(401)	125

-
Quantity – The positive impact on operating income was primarily related to an increase in sales volumes of potash to Brazil, Europe and China, partially offset by lower sales volumes to India and the US.

-	Price – The negative impact on operating income resulted primarily from a decrease of $355 in the potash price (CIF) per tonne year-over-year.

-
Exchange rates– The favorable impact on operating income was due to a positive impact on sales resulting from the appreciation of the average exchange rate of the euro and the British pound against the US dollar, as well as a positive impact on operational costs resulting from the depreciation of the average exchange rate of the Israeli shekel against the US dollar.

-	Energy – The positive impact on operating income was primarily due to a decrease in electricity and gas prices.

-	Transportation – The positive impact on operating income was due to a decrease in marine costs, partially offset by higher inland transportation costs.

-	Operating and other expenses– The negative impact on operating income was primarily related to higher maintenance and operational costs.

ICL Group Limited Q3 2023 Results 19

Potash Segment information as of September 30, 2023 (Unaudited)

Results analysis for the period January – September 2023

Sales	Expenses	Operating income
$ millions
YTD 2022 figures	2,600	(1,118)	1,482
Quantity	24	(21)	3
Price	(913)	-	(913)
Exchange rates	(3)	7	4
Raw materials	-	(1)	(1)
Energy	-	14	14
Transportation	-	36	36
Operating and other expenses	-	(79)	(79)
YTD 2023 figures	1,708	(1,162)	546

-	Quantity – The positive impact on operating income was primarily related to higher sales volumes of potash to Europe and China, partially offset by lower sales volumes to India and Brazil.

-	Price – The negative impact on operating income resulted primarily from a decrease of $305 in the potash price (CIF) per tonne compared to the corresponding period last year.

-
Exchange rates – The favorable impact on operating income was due to a positive impact on operational costs resulting from the depreciation of the average exchange rate of the Israeli shekel against the US dollar. This was partially offset by a negative impact on sales resulting from the depreciation of the average exchange rate of the British pound against the US dollar.

-	Energy – The positive impact on operating income was primarily due to a decrease in electricity and gas prices.

-	Transportation – The positive impact on operating income was due to lower marine costs, partially offset by higher inland transportation costs.

-	Operating and other expenses – The negative impact on operating income was due to higher maintenance and operational costs, as well as higher marketing costs.

ICL Group Limited Q3 2023 Results 20

Potash Segment information as of September 30, 2023 (Unaudited)

Phosphate Solutions

The Phosphate Solutions segment operates ICL's phosphate value chain and uses phosphate rock and fertilizer-grade phosphoric acid to produce phosphate-based specialty products with higher added value, as well as to produce and sell phosphate-based fertilizers.

Phosphate specialties sales of $364 million and operating income of $42 million in the third quarter of 2023 were approximately 20% and 57% lower, respectively, compared to the third quarter of 2022. The decrease in operating income was driven mainly by lower selling prices and sales volumes, higher costs of raw materials, as well as higher energy and other production costs.

Sales of phosphate commodities amounted to $256 million, approximately 18% lower than in the third quarter of 2022. Operating income of $27 million decreased year-over-year by $68 million, primarily due to lower prices, partially offset by higher quantities sold and lower costs of raw materials, mainly sulphur.

Results of operations

7-9/2023	7-9/2022	1-9/2023	1-9/2022	2022
$ millions	$ millions	$ millions	$ millions	$ millions
Segment Sales	620	766	1,939	2,479	3,106
Sales to external customers	559	697	1,771	2,277	2,851
Sales to internal customers	61	69	168	202	255
Segment Operating Income	69	193	255	661	777
Depreciation and amortization*	48	46	162	140	189
Segment EBITDA	117	239	417	801	966
Phosphate specialties EBITDA	55	111	222	357	436
Phosphate commodities EBITDA	62	128	195	444	530
Capital expenditures	68	72	182	181	259

* For Q3 2023, comprised of $13 million in phosphate specialties and $35 million in phosphate commodities. For Q3 2022, comprised of $13 million in phosphate specialties and $33 million in phosphate commodities.

ICL Group Limited Q3 2023 Results 21

Phosphate Solutions Segment information as of September 30, 2023 (Unaudited)

Significant Highlights

•
In the third quarter, continued destocking initiatives and overcapacity in the market resulted in a supply surplus, negatively impacting sales prices and volumes. In addition, higher raw material and production costs, compared to the third quarter of 2022, affected the specialty phosphates business.

•
Sales of Food Specialties were lower year-over-year, driven by reduced volumes in Europe and the Americas because of a slower than expected recovery in the consumer food end-markets, as well as customers destocking initiatives. Likewise, industrial salts sales decreased year-over-year, with lower volumes and prices in key markets.

•	Sales of white phosphoric acid (WPA) decreased year-over-year as higher volumes, mainly in Europe, were unable to offset the decreased selling prices.

•
In August, the company broke ground on its battery materials manufacturing plant in St. Louis. The $400 million facility is expected to be the first large-scale lithium iron phosphate production plant in the US and to be operational in 2025.

•	The downward pricing trend which has prevailed for much of the past year, eased in the third quarter of 2023, with key phosphate fertilizer benchmarks rising by up to 34% during the quarter.

o	In India, DAP prices increased by $145/t from the end of previous quarter to $600/t. Imports remained firm due to good affordability.

o
US phosphate imports remained firm during the quarter, owing to a very large corn crop, and the resulting need to re-stock depleted inventories. This contributed to a rise of DAP and MAP FOB NOLA prices during the quarter by $87/t and $174/t, respectively.

o
In Brazil, MAP prices were 24% higher throughout the third quarter, reaching $533/t at the end of September. Due to weather conditions, the import window for soy planting was delayed. This has kept demand firm, to date, through the second half of 2023.

o	In China, the autumn campaign turned out to be stronger than expected, which raised local prices by 15% during the quarter and limited availability for exports.

•
Indian phosphoric acid price is negotiated on a quarterly basis. The third quarter price was agreed at $850/t P2O5, down $120/t from the second quarter. For the fourth quarter, the price was agreed at $985/t, reflecting a sharp increase in DAP prices in August and September.

•	Spot sulphur FOB Middle East recovered to $108/t at the end of September, from $63/t at the end of the second quarter, due to firm demand from the phosphate industry and higher oil prices.

ICL Group Limited Q3 2023 Results 22

Phosphate Solutions Segment information as of September 30, 2023 (Unaudited)

Additional segment information

Global phosphate commodities market - average prices:

Average prices	$ per tonne	07-09/2023	07-09/2022	VS Q3 2022	04-06/2023	VS Q2 2023
DAP	CFR India Bulk Spot	518	863	(40)%	515	1%
TSP	CFR Brazil Bulk Spot	394	797	(51)%	406	(3)%
SSP	CPT Brazil inland 18-20% P2O5 Bulk Spot	275	423	(35)%	279	(1)%
Sulphur	Bulk FOB Adnoc monthly Bulk contract	82	193	(58)%	94	(13)%

Source: CRU (Fertilizer Week Historical Prices, October 2023).

Results analysis for the period July – September 2023

Sales	Expenses	Operating income
$ millions
Q3 2022 figures	766	(573)	193
Quantity	41	(34)	7
Price	(189)	-	(189)
Exchange rates	2	7	9
Raw materials	-	46	46
Energy	-	(3)	(3)
Transportation	-	7	7
Operating and other expenses	-	(1)	(1)
Q3 2023 figures	620	(551)	69

-
Quantity – The positive impact on operating income was primarily related to higher sales volumes of phosphate fertilizers, partially offset by lower sales volumes of salts, phosphate-based food additives and white phosphoric acid (WPA).

-
Price – The negative impact on operating income was primarily due to lower selling prices of phosphate fertilizers, WPA, specialty raw materials used for energy storage solutions and salts. This was partially offset by higher selling prices of phosphate-based food additives.

-
Exchange rates – The favorable impact on operating income was mainly due to the positive impact on operational costs resulting from the depreciation of the average exchange rate of the Israeli shekel and the Chinese yuan against the US dollar, as well as positive impact on sales due to the appreciation of the average exchange rate of the euro against the US dollar.

-	Raw materials – The positive impact on operating income was mainly due to the lower cost of sulphur.

-	Transportation – The positive impact on operating income was due to lower marine and inland transportation costs.

ICL Group Limited Q3 2023 Results 23

Phosphate Solutions Segment information as of September 30, 2023 (Unaudited)

Results analysis for the period January – September 2023

Sales	Expenses	Operating income
$ millions
YTD 2022 figures	2,479	(1,818)	661
Quantity	(204)	114	(90)
Price	(312)	-	(312)
Exchange rates	(24)	41	17
Raw materials	-	50	50
Energy	-	(14)	(14)
Transportation	-	10	10
Operating and other expenses	-	(67)	(67)
YTD 2023 figures	1,939	(1,684)	255

-
Quantity – The negative impact on operating income was due to lower sales volumes of white phosphoric acid (WPA), salts and phosphate-based food additives. This was partially offset by higher sales volumes of phosphate fertilizers.

-
Price – The negative impact on operating income was primarily related to lower selling prices of phosphate fertilizers, WPA and specialty raw materials used for energy storage solutions. This was partially offset mainly by higher selling prices of phosphate-based food additives.

-
Exchange rates – The favorable impact on operating income was mainly related to the positive impact on operational costs resulting from the depreciation of the average exchange rate of the Chinese yuan and the Israeli shekel against the US dollar, which exceeded the negative impact on sales resulting from the depreciation of the average exchange rate of the Chinese yuan against the US dollar.

-	Raw materials –The positive impact on operating income was due to the lower cost of sulphur, partially offset by higher costs of caustic soda and potassium hydroxide (KOH).

-	Energy – The negative impact on operating income was due to increased electricity and gas prices, mainly in Europe and the US.

-	Transportation – The positive impact on operating income was due to lower marine and inland costs.

-	Operating and other expenses – The negative impact on operating income was primarily related to higher maintenance and operational costs, as well as higher royalties' payments.

ICL Group Limited Q3 2023 Results 24

Growing Solutions Segment information as of September 30, 2023 (Unaudited)

Growing Solutions

The Growing Solutions segment aims to achieve global leadership in plant nutrition by enhancing its position in its core markets of specialty agriculture, ornamental horticulture, turf and landscaping, fertilizers and FertilizerpluS, and by targeting high-growth markets such as Brazil, India, and China. The segment also looks to leverage its unique R&D capabilities, substantial agronomic experience, global footprint, backward integration to potash, phosphate and polysulphate and its chemistry know-how, as well as its ability to integrate and generate synergies from acquired businesses. ICL is continuously working to expand its broad portfolio of specialty plant nutrition, plant stimulation and plant health solutions, which consist of enhanced efficiency and controlled release fertilizers (CRF), water-soluble fertilizers (WSF), liquid fertilizers and straights (MKP/MAP/PeKacid), FertilizerpluS, soil and foliar micronutrients, secondary nutrients, biostimulants, soil conditioners, seed treatment products, and adjuvants.

Results of operations

7-9/2023	7-9/2022	1-9/2023	1-9/2022	2022
$ millions	$ millions	$ millions	$ millions	$ millions
Segment Sales	550	629	1,595	1,895	2,422
Sales to external customers	546	618	1,572	1,863	2,376
Sales to internal customers	4	11	23	32	46
Segment Operating Income	20	112	56	346	378
Depreciation and amortization	17	15	48	46	70
Segment EBITDA	37	127	104	392	448
Capital expenditures	18	25	56	63	101

Highlights and business environment

•	FertilizerpluS: Sales decreased year-over-year as higher volumes did not offset lower prices.

•
Specialty Agriculture (SA): Sales decreased year-over-year, due to lower prices, partially offset by an increase in volumes, mainly in MicroNutriants, controlled released fertilizers, straight fertilizers and liquid fertilizers.

•	Turf and Ornamental (T&O): Sales decreased year-over-year, with ornamental horticulture sales decreasing, while turf sales remained stable.

•	ICL Boulby: The production of Polysulphate increased by 13% year-over-year, with production reaching 245 thousand tonnes.

ICL Group Limited Q3 2023 Results 25

Growing Solutions Segment information as of September 30, 2023 (Unaudited)

Results analysis for the period July – September 2023

Sales	Expenses	Operating income
$ millions
Q3 2022 figures	629	(517)	112
Quantity	129	(77)	52
Price	(227)	-	(227)
Exchange rates	19	(18)	1
Raw materials	-	78	78
Energy	-	1	1
Transportation	-	1	1
Operating and other expenses	-	2	2
Q3 2023 figures	550	(530)	20

-	Quantity – The positive impact on operating income was primarily due to higher sales volumes of specialty agriculture and FertilizerpluS products.

-	Price – The negative impact on operating income was primarily due to lower selling prices across most product lines, mainly specialty agriculture and FertilizerpluS products.

-
Exchange rates – The minor favorable impact on operating income was primarily due to the positive impact on sales resulting from the appreciation of the average exchange rate of the euro and the Brazilian real against the US dollar, which exceeded their negative impact on operational costs.

-	Raw materials – The positive impact on operating income was primarily related to lower costs of commodity fertilizers and ammonia.

-	Operating and other expenses – The positive impact on operating income was primarily related to lower sales commissions and operational costs.

ICL Group Limited Q3 2023 Results 26

Growing Solutions Segment information as of September 30, 2023 (Unaudited)

Results analysis for the period January – September 2023

Sales	Expenses	Operating income
$ millions
YTD 2022 figures	1,895	(1,549)	346
Quantity	8	11	19
Price	(304)	-	(304)
Exchange rates	(4)	(9)	(13)
Raw materials	-	20	20
Energy	-	(3)	(3)
Transportation	-	(1)	(1)
Operating and other expenses	-	(8)	(8)
YTD 2023 figures	1,595	(1,539)	56

-
Quantity – The positive impact on operating income was mainly due to an increase in sales volumes of specialty agriculture. This was partially offset by a decrease in sales volumes of Turf and Ornamental products as well as FertilizerpluS products.

-
Price – The negative impact on operating income was due to lower selling prices across most business lines, mainly specialty agriculture and FertilizerpluS products. This was partially offset by higher selling prices of Turf and Ornamental products.

-
Exchange rate – The unfavorable impact on operating income was mainly due to the negative impact on operational costs resulting from the appreciation of the average exchange rate of the Brazilian real and the euro against the US dollar, as well as the negative impact on sales due to the depreciation of the average exchange rate of the Israeli shekel and the Chinese yuan against the US dollar.

-	Raw materials – The positive impact on operating income was primarily related to lower costs of commodity fertilizers and ammonia.

-	Operating and other expenses – The negative impact on operating income was mainly related to higher maintenance and operational costs.

ICL Group Limited Q3 2023 Results 27

Liquidity and Capital Resources

Source and uses of cash

Net cash provided by operating activities

In the quarter, cash flow provided by operating activities amounted to $407 million, compared to $606 million in the corresponding quarter last year. This decrease was mainly due to stronger operating results in the corresponding quarter last year, partially offset by reduced working capital.

Net cash used in investing activities

In the quarter, net cash used in investing activities amounted to $189 million, compared to $176 million in the corresponding quarter last year. This increase was mainly due to higher investments in property, plant and equipment during the current quarter.

Net cash used in financing activities

In the quarter, net cash used in financing activities amounted to $278 million, compared to $337 million in the corresponding quarter last year. This reduction was mainly due to lower dividend payments.

Outstanding net debt

In March 2023, the Company repaid, as scheduled, NIS 392 million (approximately $108 million) of its Series E Bond.

As of September 30, 2023, ICL’s net financial liabilities amounted to $2,107 million, a decrease of $209 million compared to December 31, 2022.

Credit facilities

Sustainability-linked Revolving Credit Facility (RCF)

In April 2023, the Company entered into a Sustainability-Linked Revolving Credit Facility Agreement made between ICL Finance B.V. and a consortium of twelve international banks for a $1,550 million credit facility. The Sustainability-Linked RCF replaced a previous revolving credit facility that was entered into in 2015, as amended and extended in 2018, and which was due to expire in 2025.

As of September 30, 2023, the Company had utilized $360 million of the credit facility. For further information, please see Note 5 to the Company’s Interim Financial Statements.

Securitization

The total amount of the Company's committed securitization facility framework is $300 million with an additional $100 million uncommitted. As of September 30, 2023, ICL had utilized approximately $177 million of the facility’s framework.

ICL Group Limited Q3 2023 Results 28

Ratings and financial covenants

Fitch Ratings

In June 2023, Fitch Ratings reaffirmed the Company’s long-term issuer default rating and senior unsecured rating at 'BBB-'. The outlook on the long-term issuer default rating is stable.

S&P Ratings

In July 2023, the S&P credit rating agency reaffirmed the Company’s international credit rating and senior unsecured rating of 'BBB-'. In addition, the S&P Maalot credit rating agency reaffirmed the Company’s credit rating of 'ilAA' with a stable rating outlook.

Financial covenants

As of September 30, 2023, the Company was in compliance with all of its financial covenants stipulated in its financing agreements.

Critical Accounting Estimates

In the nine and three month periods ended September 30, 2023, there were no material changes in the critical accounting estimates previously disclosed in our Annual Report on Form 20-F for the year ended December 31, 2022.

Board of Directors and Senior Management Updates

Subsequent to the date of this report, on September 19, 2023, the Company’s Board of Directors approved the appointment of Mr. Uri Perelman as EVP, ICL Chief Business Development Officer, effective as of December 8, 2023. Mr. Perelman will be considered an executive officer of the Company and a member of the Company’s Global Executive Committee (GEC).

Risk Factors

In the nine and three month periods ended September 30, 2023, there were no material changes in the risk factors previously disclosed in our Annual Report on Form 20-F for the year ended December 31, 2022.

Quantitative and Qualitative Exposures stemming from Market Risks

Reference is made to “Item 11 – Quantitative and Qualitative Disclosures about Market Risks” in our Annual Report on Form 20-F for the year ended December 31, 2022.

ICL Group Limited Q3 2023 Results 29

Legal Proceedings

Applications of derivative actions

1.
In July 2023, the Company was served with a motion for discovery of documents, filed with the Tel Aviv District Court, by a shareholder of the Company (hereinafter – the Applicant), as a preliminary proceeding in preparation for the possible filing of a comprehensive derivative action against officers of the Company who, according to the Applicant, allegedly caused damages to the Company in the minimum amount of about $202 million plus linkage and interest, as a result of the decision to purchase Allana Potash in Ethiopia. Considering the early stage of the proceeding, it is difficult to estimate its outcome. In any event, no material impact is expected on the Company's financial results.

2.
Note 18 to the Annual Financial Statements provides disclosure regarding a motion for discovery of documents filed by a shareholder of the Company as a preliminary proceeding for a possible application of a derivative action against officers of the Company as a result of the Ashalim incident. In March 2023, the shareholder submitted a request to withdraw from the procedural arrangement, according to which the legal proceedings will be delayed until the relevant investigation's materials are provided to the Company, and to establish a new schedule for the resumption of the proceedings. The Company submitted its opposition to the request. The court approved further delay of the legal proceedings until November 30, 2023. Considering the proceedings are in an early stage and even suspended, it is difficult to estimate their outcome. In any event, no material impact is expected on the Company's financial results.

For further information regarding legal proceedings and other contingencies, see Note 7 to the Company's Interim Financial Statements.

Forward-looking Statements

This announcement contains statements that constitute “forward‑looking statements”, many of which can be identified by the use of forward‑looking words such as “anticipate”, “believe”, “could”, “expect”, “should”, “plan”, “intend”, “estimate”, “strive”, “forecast”, “targets” and “potential”, among others. The Company is relying on the safe harbor provided in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, in making such forward-looking statements.

Forward‑looking statements appear in a number of places in this announcement and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward‑looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and the actual results may differ materially from those expressed or implied in the forward‑looking statements due to various factors, including, but not limited to:

ICL Group Limited Q3 2023 Results 30

Loss or impairment of business licenses or mineral extractions permits or concessions; volatility of supply and demand and the impact of competition; the difference between actual reserves and our reserve estimates; natural disasters and cost of compliance with environmental regulatory legislative and licensing restrictions including laws and regulation related to, and physical impacts of climate change and greenhouse gas emissions; failure to "harvest" salt which could lead to accumulation of salt at the bottom of the evaporation Pond 5 in the Dead Sea; litigation, arbitration and regulatory proceedings; disruptions at our seaport shipping facilities or regulatory restrictions affecting our ability to export our products overseas; changes in exchange rates or prices compared to those we are currently experiencing; general market, political or economic conditions in the countries in which we operate; price increases or shortages with respect to our principal raw materials; pandemics may create disruptions, impacting our sales, operations, supply chain and customers; delays in termination of engagements with contractors and/or governmental obligations; the inflow of significant amounts of water into the Dead Sea which could adversely affect production at our plants; labor disputes, slowdowns and strikes involving our employees; pension and health insurance liabilities; changes to governmental incentive programs or tax benefits, creation of new fiscal or tax related legislation; and/or higher tax liabilities; changes in our evaluations and estimates, which serve as a basis for the recognition and manner of measurement of assets and liabilities; failure to integrate or realize expected benefits from mergers and acquisitions, organizational restructuring and joint ventures; currency rate fluctuations; rising interest rates; government examinations or investigations; information technology systems or breaches of our, or our service providers', data security; failure to retain and/or recruit key personnel; inability to realize expected benefits from our cost reduction program according to the expected timetable; inability to access capital markets on favorable terms; cyclicality of our businesses; The Company is exposed to risks relating to its current and future activity in emerging markets; changes in demand for our fertilizer products due to a decline in agricultural product prices, lack of available credit, weather conditions, government policies or other factors beyond our control; disruption of our, or our service providers', sales of our magnesium products being affected by various factors that are not within our control; our ability to secure approvals and permits from the authorities in Israel to continue our phosphate mining operations in Rotem Amfert Israel; volatility or crises in the financial markets; hazards inherent to mining and chemical manufacturing; the failure to ensure the safety of our workers and processes; exposure to third party and product liability claims; product recalls or other liability claims as a result of food safety and food-borne illness concerns; insufficiency of insurance coverage; war or acts of terror and/or political, economic and military instability in Israel and its region, including the current state of war declared in Israel and any resulting disruptions to our supply and production chains; filing of class actions and derivative actions against the Company, its executives and Board members; closing of transactions, mergers and acquisitions; and other risk factors discussed under ”Item 3 - Key Information— D. Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2022, filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 28, 2023 (the “Annual Report”).

Forward‑looking statements speak only as of the date they are made, and, except as otherwise required by law, we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements, targets or goals in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. Investors are cautioned to consider these risk and uncertainties and to not place undue reliance on such information. Forward-looking statements should not be read as a guarantee of future performance or results and are subject to risks and uncertainties, and the actual results may differ materially from those expressed or implied in the forward-looking statements.

This report for the third quarter of 2023 (the “Quarterly Report”) should be read in conjunction with the Annual Report and the report for the first and second quarters of 2023 published by the Company (the "prior quarterly report"), including the description of events occurring subsequent to the date of the statement of financial position, as filed with the US SEC.

ICL Group Limited Q3 2023 Results 31

Condensed Consolidated Statements of Financial Position as of (Unaudited)

September 30, 2023	September 30, 2022	December 31, 2022
$ millions	$ millions	$ millions
Current assets
Cash and cash equivalents	307	498	417
Short-term investments and deposits	162	92	91
Trade receivables	1,387	1,672	1,583
Inventories	1,722	1,982	2,134
Prepaid expenses and other receivables	362	361	323
Total current assets	3,940	4,605	4,548

Non-current assets
Deferred tax assets	141	152	150
Property, plant and equipment	6,125	5,764	5,969
Intangible assets	851	825	852
Other non-current assets	217	252	231
Total non-current assets	7,334	6,993	7,202

Total assets	11,274	11,598	11,750

Current liabilities
Short-term debt	592	481	512
Trade payables	814	1,066	1,006
Provisions	71	45	81
Other payables	809	1,040	1,007
Total current liabilities	2,286	2,632	2,606

Non-current liabilities
Long-term debt and debentures	1,984	2,290	2,312
Deferred tax liabilities	464	412	423
Long-term employee liabilities	334	398	402
Long-term provisions and accruals	234	262	234
Other	64	61	60
Total non-current liabilities	3,080	3,423	3,431

Total liabilities	5,366	6,055	6,037

Equity
Total shareholders’ equity	5,664	5,310	5,464
Non-controlling interests	244	233	249
Total equity	5,908	5,543	5,713

Total liabilities and equity	11,274	11,598	11,750

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICL Group Limited Quarterly Report 33

Condensed Consolidated Statements of Income (Unaudited)
(In millions except per share data)

For the three-month period ended September 30		For the nine-month period ended September 30		For the year ended December 31
2023	2022	2023	2022	2022
$ millions	$ millions	$ millions	$ millions	$ millions
Sales	1,862	2,519	5,846	7,924	10,015
Cost of sales	1,276	1,204	3,735	3,825	4,983

Gross profit	586	1,315	2,111	4,099	5,032

Selling, transport and marketing expenses	264	300	807	900	1,181
General and administrative expenses	66	70	189	213	291
Research and development expenses	17	18	54	53	68
Other expenses	14	-	84	6	30
Other income	(2)	(8)	(15)	(49)	(54)

Operating income	227	935	992	2,976	3,516

Finance expenses	79	57	255	262	327
Finance income	(37)	(33)	(120)	(190)	(214)

Finance expenses, net	42	24	135	72	113

Share in earnings of equity-accounted investees	-	-	-	-	1

Income before taxes on income	185	911	857	2,904	3,404

Taxes on income	43	276	254	1,027	1,185

Net income	142	635	603	1,877	2,219

Net income attributable to the non-controlling interests	5	2	23	49	60

Net income attributable to the shareholders of the Company	137	633	580	1,828	2,159

Earnings per share attributable to the shareholders of the Company:

Basic earnings per share (in dollars)	0.11	0.49	0.45	1.42	1.68

Diluted earnings per share (in dollars)	0.11	0.49	0.45	1.42	1.67

Weighted-average number of ordinary shares outstanding:

Basic (in thousands)	1,289,318	1,287,881	1,289,332	1,286,698	1,287,304

Diluted (in thousands)	1,290,813	1,290,131	1,290,926	1,288,948	1,289,947

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICL Group Limited Quarterly Report 34

Condensed Consolidated Statements of Comprehensive Income (Unaudited)

For the three-month period ended		For the nine-month period ended		For the year ended
September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022	December 31, 2022
$ millions	$ millions	$ millions	$ millions	$ millions
Net income	142	635	603	1,877	2,219

Components of other comprehensive income that will be reclassified subsequently to net income
Foreign currency translation differences	(72)	(138)	(16)	(275)	(146)
Change in fair value of cash flow hedges transferred to the statement of income	22	18	67	94	101
Effective portion of the change in fair value of cash flow hedges	(24)	(13)	(63)	(122)	(119)
Tax relating to items that will be reclassified subsequently to net income	-	(2)	(1)	6	4
	(74)	(135)	(13)	(297)	(160)

Components of other comprehensive income that will not be reclassified to net income
Actuarial gains from defined benefit plans	14	24	27	84	83
Tax relating to items that will not be reclassified to net income	(3)	(4)	(7)	(14)	(12)
	11	20	20	70	71

Total comprehensive income	79	520	610	1,650	2,130

Comprehensive income (loss) attributable to the non-controlling interests	4	(10)	10	24	40

Comprehensive income attributable to the shareholders of the Company	75	530	600	1,626	2,090

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICL Group Limited Quarterly Report 35

Condensed Consolidated Statements of Cash Flows (Unaudited)

For the three-month period ended		For the nine-month period ended		For the year ended
September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022	December 31, 2022
$ millions	$ millions	$ millions	$ millions	$ millions
Cash flows from operating activities
Net income	142	635	603	1,877	2,219
Adjustments for:
Depreciation and amortization	119	121	390	362	498
Exchange rate, interest and derivative, net	27	45	75	161	157
Tax expenses	43	276	254	1,027	1,185
Change in provisions	(13)	(16)	(41)	(75)	(83)
Other	1	(5)	7	(19)	(15)
	177	421	685	1,456	1,742

Change in inventories	251	(160)	415	(455)	(527)
Change in trade receivables	(28)	84	205	(364)	(215)
Change in trade payables	(59)	(41)	(167)	58	(42)
Change in other receivables	(6)	32	(11)	(58)	(46)
Change in other payables	(19)	68	(226)	59	107
Net change in operating assets and liabilities	139	(17)	216	(760)	(723)

Interest paid, net	(19)	(13)	(78)	(68)	(106)
Income taxes paid, net of refund	(32)	(420)	(246)	(947)	(1,107)

Net cash provided by operating activities	407	606	1,180	1,558	2,025

Cash flows from investing activities
Proceeds (payments) from deposits, net	1	1	(78)	(37)	(36)
Business combinations	-	-	-	(18)	(18)
Purchases of property, plant and equipment and intangible assets	(191)	(184)	(525)	(535)	(747)
Proceeds from divestiture of assets and businesses, net of transaction expenses	1	7	4	29	33
Other	-	-	1	14	14
Net cash used in investing activities	(189)	(176)	(598)	(547)	(754)

Cash flows from financing activities
Dividends paid to the Company's shareholders	(82)	(376)	(406)	(852)	(1,166)
Receipt of long-term debt	131	201	484	734	1,045
Repayments of long-term debt	(255)	(183)	(653)	(798)	(1,181)
Receipts (repayments) of short-term debt	(72)	21	(89)	(51)	(21)
Receipts from transactions in derivatives	-	-	6	19	20
Dividend paid to the non-controlling interests	-	-	(15)	-	-
Net cash used in financing activities	(278)	(337)	(673)	(948)	(1,303)

Net change in cash and cash equivalents	(60)	93	(91)	63	(32)
Cash and cash equivalents as of the beginning of the period	372	426	417	473	473
Net effect of currency translation on cash and cash equivalents	(5)	(21)	(19)	(38)	(24)
Cash and cash equivalents as of the end of the period	307	498	307	498	417

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICL Group Limited Quarterly Report 36

Condensed Consolidated Statements of Changes in Equity (Unaudited)

Attributable to the shareholders of the Company							Non-controlling interests	Total equity
Share capital	Share premium	Cumulative translation adjustments	Capital reserves	Treasury shares, at cost	Retained earnings	Total shareholders' equity
$ millions
For the three-month period ended September 30, 2023
Balance as of July 1, 2023	549	234	(502)	136	(260)	5,513	5,670	240	5,910

Share-based compensation	-	-	-	1	-	-	1	-	1
Dividends	-	-	-	-	-	(82)	(82)	-	(82)
Comprehensive income (loss)	-	-	(71)	(2)	-	148	75	4	79
Balance as of September 30, 2023	549	234	(573)	135	(260)	5,579	5,664	244	5,908

Attributable to the shareholders of the Company							Non-controlling interests	Total equity
Share capital	Share premium	Cumulative translation adjustments	Capital reserves	Treasury shares, at cost	Retained earnings	Total shareholders' equity
$ millions
For the three-month period ended September 30, 2022
Balance as of July 1, 2022	548	227	(568)	116	(260)	5,090	5,153	243	5,396

Share-based compensation	1	5	-	(3)	-	-	3	-	3
Dividends	-	-	-	-	-	(376)	(376)	-	(376)
Comprehensive income	-	-	(126)	3	-	653	530	(10)	520
Balance as of September 30, 2022	549	232	(694)	116	(260)	5,367	5,310	233	5,543

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICL Group Limited Quarterly Report 37

Condensed Consolidated Statements of Changes in Equity (Unaudited) (cont'd)

Attributable to the shareholders of the Company							Non-controlling interests	Total equity
Share capital	Share premium	Cumulative translation adjustments	Capital reserves	Treasury shares, at cost	Retained earnings	Total shareholders' equity
$ millions
For the nine-month period ended September 30, 2023
Balance as of January 1, 2023	549	233	(570)	127	(260)	5,385	5,464	249	5,713

Share-based compensation	-	1	-	5	-	-	6	-	6
Dividends	-	-	-	-	-	(406)	(406)	(15)	(421)
Comprehensive income	-	-	(3)	3	-	600	600	10	610
Balance as of September 30, 2023	549	234	(573)	135	(260)	5,579	5,664	244	5,908

Attributable to the shareholders of the Company							Non-controlling interests	Total equity
Share capital	Share premium	Cumulative translation adjustments	Capital reserves	Treasury shares, at cost	Retained earnings	Total shareholders' equity
$ millions
For the nine-month period ended September 30, 2022
Balance as of January 1, 2022	548	224	(444)	138	(260)	4,321	4,527	209	4,736

Share-based compensation	1	8	-	-	-	-	9	-	9
Dividends	-	-	-	-	-	(852)	(852)	-	(852)
Comprehensive income	-	-	(250)	(22)	-	1,898	1,626	24	1,650
Balance as of September 30, 2022	549	232	(694)	116	(260)	5,367	5,310	233	5,543

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICL Group Limited Quarterly Report 38

Condensed Consolidated Statements of Changes in Equity (Unaudited) (cont'd)

Attributable to the shareholders of the Company							Non-controlling interests	Total equity
Share capital	Share premium	Cumulative translation adjustments	Capital reserves	Treasury shares, at cost	Retained earnings	Total shareholders' equity
$ millions
For the year ended December 31, 2022
Balance as of January 1, 2022	548	224	(444)	138	(260)	4,321	4,527	209	4,736

Share-based compensation	1	9	-	3	-	-	13	-	13
Dividends	-	-	-	-	-	(1,166)	(1,166)	-	(1,166)
Comprehensive income	-	-	(126)	(14)	-	2,230	2,090	40	2,130
Balance as of December 31, 2022	549	233	(570)	127	(260)	5,385	5,464	249	5,713

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICL Group Limited Quarterly Report 39

Notes to the condensed consolidated interim financial statements as of September 30, 2023 (Unaudited)

Note 1 – General

A.	The Reporting Entity

ICL Group Ltd. (hereinafter – the Company), is a company incorporated and domiciled in Israel. The Company's shares are traded on both the Tel-Aviv Stock Exchange (TASE) and the New York Stock Exchange (NYSE) under the ticker: ICL. The address of the Company’s registered headquarters is 23 Aranha St., Tel Aviv, Israel. The Company is a subsidiary of Israel Corporation Ltd., a public company traded on the TASE under the ticker: ILCO:TA. The State of Israel holds a Special State Share in ICL and in some of its subsidiaries, entitling the State the right to safeguard the State of Israel vital interests.

The Company, together with its subsidiaries, associated companies and joint ventures (hereinafter ‑ the Group or ICL), is a leading specialty minerals group that operates a unique, integrated business model. The Company competitively extracts certain minerals as raw materials and utilizes processing and product formulation technologies to add value to customers in two main end-markets: agriculture and industrial (including food). ICL’s products are used mainly in agriculture, electronics, food, fuel and gas exploration, water purification and desalination, construction, detergents, cosmetics, pharmaceuticals and automotive.

B.	Events in the reporting period

In October 2023, the Israeli government declared a state of war following an attack on civilians at its southern border. The new security situation has led to several challenges, including some disruptions in supply chains, a shortage of personnel due to mobilization for reserve duty, and fluctuations in foreign currency exchange rates relative to the Israeli shekel. The Company has taken measures to ensure the safety of its employees and business partners, as well as the communities in which it operates, in order to minimize any potential impact on its business, including avoiding disruption of production in its facilities in Israel.

The current events and the security escalation in Israel have not had a material impact on the Company's business results. However, since the developments related to the war situation, as well as its duration, are unpredictable, the Company has no ability to estimate the extent of the war’s potential impact on its future business and results. The Company continuously monitors the developments and will take all necessary actions to minimize any negative consequences to its operations and assets.

Note 2 – Significant Accounting Policies

A.	Basis of Preparation

The Company's financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (IASB) and the Company uses IFRS as its generally accepted accounting principles (“GAAP”).

The condensed consolidated interim financial statements were prepared in accordance with IAS 34, “Interim Financial Reporting” and do not include all the information required in complete, annual financial statements. These condensed consolidated interim financial statements and notes are unaudited and should be read together with the Company's audited financial statements included in its Annual Report on Form 20-F for the year ended December 31, 2022 (hereinafter – the Annual Financial Statements), as filed with the Securities and Exchange Commission ("SEC").

The accounting policies and assumptions used in preparation of these condensed consolidated interim financial statements are consistent with those used in preparation of the Company's Annual Financial Statements and in the Company's opinion, include all the adjustments necessary to fairly present such information. Interim results are not necessarily indicative of the Company's expected results for the entire year.

Reclassifications

The Company made a number of insignificant reclassifications in comparative figures in order to adjust them to the manner of classification in the current financial statements. The said reclassifications have no effect on the total profit (loss).

ICL Group Limited Quarterly Report 40

Notes to the condensed consolidated interim financial statements as of September 30, 2023 (Unaudited)

Note 3 - Operating Segments

A. General

1. Information on operating segments

ICL is a global specialty minerals company operating bromine, potash and phosphate mineral value chains in a unique, integrated business model. Our operations are organized under four segments: Industrial Products, Potash, Phosphate Solutions and Growing Solutions.

Industrial Products – The Industrial Products segment produces bromine derived from a solution that is a by‑product of the potash production process in Sodom, Israel, as well as bromine‑based compounds. Industrial Products uses most of the bromine it produces for its own production of bromine compounds at its production sites in Israel, the Netherlands and China. In addition, the Industrial Products segment produces several grades of salt, magnesium chloride and some other specialty mineral products. Industrial Products is also engaged in the production and marketing of phosphorous-based flame retardants and additional phosphorus‑based products.

Potash – The Potash segment produces and sells primarily potash, salt, magnesium, as well as electricity. Potash is produced in Israel and Spain using an evaporation process to extract potash from the Dead Sea in Israel, and from conventional mining of an underground mine in Spain. The segment also produces and sells pure magnesium and magnesium alloys, as well as chlorine and sylvinite. In addition, the segment sells salt products produced at its potash site in Spain. The Company operates a power plant in Sodom which supplies electricity to ICL companies in Israel (as well as surplus electricity to external customers) and steam to all facilities at the Sodom site.

Phosphate Solutions – The Phosphate Solutions segment is based on a phosphate value chain which uses phosphate commodity products, such as phosphate rock and fertilizer-grade phosphoric acid (“green phosphoric acid”), to produce specialty products with higher added value. The segment also produces and markets phosphate-based fertilizers. Phosphate rock is mined and processed from open pit mines, three of which are located in the Negev Desert in Israel, while the fourth is situated in Yunnan province in China. Sulphuric acid, green phosphoric acid and phosphate fertilizers are also produced in the facilities in Israel and China.

The Phosphate Solutions segment manufactures pure phosphoric acid by purifying green phosphoric acid. Pure phosphoric acid and green phosphoric acid are used to manufacture downstream products with high added value, such as phosphate salts and acids, for a wide range of food and industrial applications. Phosphate salts and acids are used in various industrial end markets such as oral care, cleaning products, paints and coatings, energy storage solutions, water treatment, asphalt modification, construction, metal treatment and more. The segment's products for the food industry include functional food ingredients and phosphate additives which provide texture and stability solutions for processed meat, meat alternatives, poultry, seafood, dairy products, beverages and baked goods. In addition, the segment supplies pure phosphoric acid to ICL’s specialty fertilizers business and produces organic milk components and whey proteins for the food ingredients industry.

ICL Group Limited Quarterly Report 41

Notes to the condensed consolidated interim financial statements as of September 30, 2023 (Unaudited)

Note 3 - Operating Segments (cont’d)

A. General (cont’d)

1.  Information on operating segments (cont’d)

Growing Solutions – The Growing Solutions segment aims to achieve global leadership in plant nutrition markets by enhancing its positions in its core markets of specialty agriculture, ornamental horticulture, turf and landscaping, fertilizers and FertilizerpluS, targeting high-growth markets such as Brazil, India and China. The segment also looks to leverage its unique R&D capabilities, substantial agronomic experience, global footprint, backward integration to potash, phosphate and polysulphate and its chemistry know-how, as well as its ability to integrate and generate synergies from acquired businesses.

ICL is continuously working to expand its broad portfolio of specialty plant nutrition, plant stimulation and plant health solutions, which consists of enhanced efficiency and controlled release fertilizers (CRF), water-soluble fertilizers (WSF), liquid fertilizers and straights (MKP/MAP/PeKacid), FertilizerpluS, soil and foliar micronutrients, secondary nutrients, biostimulants, soil conditioners, seed treatment products, and adjuvants.

The Growing Solutions segment develops, manufactures, markets and sells its products globally, mainly in South America, Europe, Asia, North America and Israel. It produces water soluble specialty fertilizers in Belgium, Israel and Spain, organic, ornamental horticulture, turf and landscaping products in the UK and the Netherlands, liquid fertilizers in Israel, Spain and China, straights soluble fertilizers in China and Israel, controlled release fertilizers in the Netherlands, Brazil and the United States, FertilizerpluS products in the UK, the Netherlands and Germany, as well as secondary nutrients, biostimulants, soil conditioners, seed treatment products, and adjuvants in Brazil.

Other Activities – Other business activities include, among other things, ICL’s innovative arm, promoting innovation, developing new products and services, as well as digital platforms and technological solutions for farmers and agronomists. This category includes Growers and Agmatix, innovative start-ups that are developing agricultural data processing and analysis capabilities for the future of agriculture. These activities are not presented as reportable segments as they do not meet the required quantitative thresholds.

2. Segment capital investments

Capital investments made by the segments for each of the reporting periods include mainly property, plant and equipment as well as intangible assets acquired in the ordinary course of business and as part of business combinations.

3. Inter–segment transfers and unallocated income (expenses)

Segment revenue, expenses and results include inter-segment transfers, which are based on transactions prices in the ordinary course of business. This is aligned with reports that are regularly reviewed by the Chief Operating Decision Maker. Inter-segment transfers are eliminated as part of the financial statements' consolidation process.

Segment profit is measured based on operating income, without the allocation of certain expenses to the operating segments, as presented in the reports regularly reviewed by the Chief Operating Decision Maker. Management believes that it is the most relevant measure for the assessment of such results.

ICL Group Limited Quarterly Report 42

Notes to the condensed consolidated interim financial statements as of September 30, 2023 (Unaudited)

Note 3 - Operating Segments (cont’d)

B. Operating segment data

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions
For the three-month period ended September 30, 2023

Sales to external parties	264	477	559	546	16	-	1,862
Inter-segment sales	3	49	61	4	2	(119)	-
Total sales	267	526	620	550	18	(119)	1,862

Segment operating income (loss)	31	125	69	20	(7)	(11)	227
Other expense not allocated to the segments							-
Operating income							227

Financing expenses, net							(42)
Income before income taxes							185

Depreciation and amortization	11	39	48	17	1	3	119

Capital expenditures	17	89	68	18	2	5	199

ICL Group Limited Quarterly Report 43

Notes to the condensed consolidated interim financial statements as of September 30, 2023 (Unaudited)

Note 3 - Operating Segments (cont'd)

B. Operating segment data (cont'd)

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions
For the three-month period ended September 30, 2022

Sales to external parties	428	770	697	618	6	-	2,519
Inter-segment sales	9	84	69	11	-	(173)	-
Total sales	437	854	766	629	6	(173)	2,519

Segment operating income (loss)	154	496	193	112	(3)	(24)	928
Other income not allocated to the segments							7
Operating income							935

Financing expenses, net							(24)
Income before income taxes							911

Depreciation and amortization	16	41	46	15	1	2	121

Capital expenditures	23	79	72	25	3	6	208

ICL Group Limited Quarterly Report 44

Notes to the condensed consolidated interim financial statements as of September 30, 2023 (Unaudited)

Note 3 - Operating Segments (cont’d)

B. Operating segment data (cont'd)

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions
For the nine-month period ended September 30, 2023

Sales to external parties	912	1,565	1,771	1,572	26	-	5,846
Inter-segment sales	16	143	168	23	4	(354)	-
Total sales	928	1,708	1,939	1,595	30	(354)	5,846

Segment operating income (loss)	181	546	255	56	(12)	(19)	1,007
Other expense not allocated to the segments							(15)
Operating income							992

Financing expenses, net							(135)
Income before income taxes							857

Depreciation and amortization	40	129	162	48	2	9	390

Capital expenditures	62	252	182	56	6	11	569

ICL Group Limited Quarterly Report 45

Notes to the condensed consolidated interim financial statements as of September 30, 2023 (Unaudited)

Note 3 - Operating Segments (cont'd)

B. Operating segment data (cont'd)

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions
For the nine-month period ended September 30, 2022

Sales to external parties	1,394	2,375	2,277	1,863	15	-	7,924
Inter-segment sales	23	225	202	32	2	(484)	-
Total sales	1,417	2,600	2,479	1,895	17	(484)	7,924

Segment operating income (loss)	533	1,482	661	346	(7)	(68)	2,947
Other income not allocated to the segments							29
Operating income							2,976

Financing expenses, net							(72)
Income before income taxes							2,904

Depreciation and amortization	46	121	140	46	2	7	362

Capital expenditures	63	254	181	63	7	10	578

ICL Group Limited Quarterly Report 46

Notes to the condensed consolidated interim financial statements as of September 30, 2023 (Unaudited)

Note 3 - Operating Segments (cont'd)

B. Operating segment data (cont'd)

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions
For the year ended December 31, 2022

Sales to external parties	1,737	3,031	2,851	2,376	20	-	10,015
Inter-segment sales	29	282	255	46	3	(615)	-
Total sales	1,766	3,313	3,106	2,422	23	(615)	10,015

Segment operating income (loss)	628	1,822	777	378	(9)	(87)	3,509
Other income not allocated to the segments							7
Operating income							3,516

Financing expenses, net							(113)
Share in earnings of equity-accounted investees							1
Income before income taxes							3,404

Depreciation and amortization	61	166	189	70	3	9	498

Capital expenditures	90	346	259	101	9	17	822

ICL Group Limited Quarterly Report 47

Notes to the condensed consolidated interim financial statements as of September 30, 2023 (Unaudited)

Note 3 - Operating Segments (cont'd)

C. Information based on geographical location

The following table presents the distribution of the operating segments sales by geographical location of the customer:

7-9/2023		7-9/2022		1-9/2023		1-9/2022		1-12/2022
$ millions	% of sales	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales
Brazil	446	24	554	22	1,183	20	1,841	23	2,200	22
USA	284	15	418	17	967	17	1,124	14	1,457	15
China	269	14	342	14	775	13	1,212	15	1,495	15
United Kingdom	88	5	94	4	354	6	340	4	448	4
Spain	79	4	89	4	271	5	285	4	365	4
Germany	75	4	103	4	272	5	323	4	417	4
Israel	66	4	87	3	202	3	268	3	344	3
France	64	3	72	3	191	3	239	3	305	3
Netherlands	46	2	67	3	144	2	220	3	264	3
India	41	2	168	7	167	3	352	4	505	5
All other	404	23	525	19	1,320	23	1,720	23	2,215	22
Total	1,862	100	2,519	100	5,846	100	7,924	100	10,015	100

ICL Group Limited Quarterly Report 48

Notes to the condensed consolidated interim financial statements as of September 30, 2023 (Unaudited)

Note 3 - Operating Segments (cont'd)

C. Information based on geographical location (cont'd)

The following tables present the distribution of the operating segments sales by geographical location of the customer:

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions
For the three-month period ended September 30, 2023
Europe	89	130	187	185	4	(52)	543
South America	6	132	98	247	-	-	483
Asia	84	139	145	48	12	(6)	422
North America	78	55	144	28	-	-	305
Rest of the world	10	70	46	42	2	(61)	109
Total	267	526	620	550	18	(119)	1,862

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions
For the three-month period ended September 30, 2022
Europe	136	156	227	211	4	(63)	671
South America	11	180	131	264	-	(11)	575
Asia	157	326	144	61	-	(3)	685
North America	110	113	193	33	-	(4)	445
Rest of the world	23	79	71	60	2	(92)	143
Total	437	854	766	629	6	(173)	2,519

ICL Group Limited Quarterly Report 49

Notes to the condensed consolidated interim financial statements as of September 30, 2023 (Unaudited)

Note 3 - Operating Segments (cont'd)

C. Information based on geographical location (cont'd)

The following tables present the distribution of the operating segments sales by geographical location of the customer:

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions
For the nine-month period ended September 30, 2023
Europe	345	496	571	591	14	(149)	1,868
South America	18	415	309	562	-	(3)	1,301
Asia	241	427	445	199	12	(20)	1,304
North America	279	190	470	102	1	(9)	1,033
Rest of the world	45	180	144	141	3	(173)	340
Total	928	1,708	1,939	1,595	30	(354)	5,846

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions
For the nine-month period ended September 30, 2022
Europe	441	516	698	703	13	(170)	2,201
South America	31	836	428	653	-	(29)	1,919
Asia	557	764	633	224	-	(27)	2,151
North America	321	254	518	132	1	(7)	1,219
Rest of the world	67	230	202	183	3	(251)	434
Total	1,417	2,600	2,479	1,895	17	(484)	7,924

ICL Group Limited Quarterly Report 50

Notes to the condensed consolidated interim financial statements as of September 30, 2023 (Unaudited)

Note 3 - Operating Segments (cont'd)

C. Information based on geographical location (cont'd)

The following table presents the distribution of the operating segments sales by geographical location of the customer:

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions
For the year ended December 31, 2022
Europe	574	698	881	880	18	(242)	2,809
South America	40	938	496	849	-	(8)	2,315
Asia	664	1,008	817	286	-	(32)	2,743
North America	401	365	654	166	1	(10)	1,577
Rest of the world	87	304	258	241	4	(323)	571
Total	1,766	3,313	3,106	2,422	23	(615)	10,015

ICL Group Limited Quarterly Report 51

Notes to the condensed consolidated interim financial statements as of September 30, 2023 (Unaudited)

Note 4 - Intangible Assets

A. Intangible assets with an indefinite useful life

Goodwill and intangible assets with an indefinite lifespan are not amortized on a systematic basis but, rather, are examined at least once a year for impairment.

Goodwill is not monitored for internal reporting purposes and, accordingly, it is allocated to the Company’s operating segments. The impairment test of the carrying amount of goodwill is conducted accordingly.

For impairment testing purpose, the trademarks with indefinite useful life were allocated to the cash-generating units, which represent the lowest level within the Company.

The carrying amounts of intangible assets with an indefinite useful life are as follows:

As of September, 30	As of September, 30
2023	2022
$ millions	$ millions
Goodwill
Phosphate Solutions	110	107
Industrial Products	89	87
Growing Solutions	280	260
Potash	18	18
Other	18	18
	515	490
Trademarks	32	31
	547	521

B. Annual impairment test

The Company conducted its annual impairment test of goodwill and did not identify any impairment. The recoverable amount of the operating segments was determined based on their value in use, which is based on internal valuation of the discounted future cash flows generated from the continuing operations of the operating segments.

The future cash flow of each operating segment was based on the segment approved five-year plan, which includes segment estimations for revenues, operating income and other factors, such as working capital and capital expenditures. The segments' projections were based, among other things, on the assumed sales volume growth rates according to long-term expectations, internal selling prices and raw materials prices based on external data sources, when applicable and relevant.

The key assumptions used to calculate the operating segments' recoverable amounts are a nominal after‑tax discount rate of 10.6% and a long‑term growth rate of 2.6%, reflecting the industries and markets in which the Company is engaged.

ICL Group Limited Quarterly Report 52

Notes to the condensed consolidated interim financial statements as of September 30, 2023 (Unaudited)

Note 5 – Loans, Financial Instruments and Risk Management

A. Fair value of financial instruments

The carrying amounts in the financial statements of certain financial assets and financial liabilities, including cash and cash equivalents, investments, short-term deposits and loans, receivables and other debit balances, long-term investments and receivables, short-term credit, payables and other credit balances, long-term loans bearing variable interest and other liabilities, and derivative financial instruments, correspond to or approximate their fair value.

The following table details the carrying amount and fair value of financial instrument groups presented in the financial statements not in accordance with their fair value:

September 30, 2023		September 30, 2022		December 31, 2022
Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
$ millions		$ millions		$ millions
Loans bearing fixed interest	332	291	327	297	339	302
Debentures bearing fixed interest
Marketable	1,211	1,113	1,349	1,241	1,335	1,270
Non-marketable	193	189	193	189	195	191
	1,736	1,593	1,869	1,727	1,869	1,763

B. Fair value hierarchy

The following table presents an analysis of the financial instruments measured in fair value, using the valuation method.

The following level was defined:

Level 2: Observed data (directly or indirectly).

Level 2	September 30, 2023	September 30, 2022	December 31, 2022
	$ millions	$ millions	$ millions
Derivatives used for economic hedge, net	(16)	(31)	(25)
Derivatives designated as cash flow hedge, net	(36)	(4)	9
	(52)	(35)	(16)

C. Foreign currency risks

The Company is exposed to changes in the exchange rate of the Israeli shekel against the US dollar in respect of principal and interest in certain debentures, loans, labor costs and other operating expenses. The Company's risk management strategy is to hedge the changes in cash flow deriving from liabilities, labor costs and other operational costs denominated in shekels by using derivatives. These exposures are hedged from time to time, according to the assessment of exposure and inherent risks against which the Company elects to hedge, in accordance with the Company's risk management strategy.

ICL Group Limited Quarterly Report 53

Notes to the condensed consolidated interim financial statements as of September 30, 2023 (Unaudited)

Note 5 – Loans, Financial Instruments and Risk Management (cont'd)

D. Revolving Credit Facility Agreement

In April 2023, the Company entered into a Sustainability-Linked Revolving Credit Facility Agreement made between its subsidiary ICL Finance B.V. and a consortium of twelve international banks for $1,550 million (hereinafter - the Sustainability-Linked RCF). The Sustainability-Linked RCF is guaranteed by ICL and replaced a previous revolving credit facility that was entered into in 2015, as amended and extended in 2018, and which was due to expire in 2025.

The Sustainability-Linked RCF is for a period of five years and includes lenders’ options to extend it by two periods of one-year each. The pricing structure of the new RCF is not materially different from ICL’s previous credit facility, and it is adapted to a SOFR/EURIBOR based pricing mechanism as follows:

Up to 33% credit:	SOFR/EURIBOR + 0.8%
From 33% to 66% credit:	SOFR/EURIBOR + 0.9%
66% credit or more:	SOFR/EURIBOR + 1.05%

The Sustainability-Linked RCF includes customary undertakings and representations, including, among other things, a cross-default mechanism, a negative pledge and financial covenants, similar to all of ICL’s loans. In line with ICL’s strategic commitment to sustainability, the Sustainability-Linked RCF follows ICL’s initial Sustainability-Linked Term Loan dated September 2021. The Sustainability-Linked RCF includes three Key Performance Indicators (KPIs) which have been designed to align with ICL’s sustainability goals: a reduction in Absolute Scope 1 & 2 GHG Emissions; an increase in the percentage of female representation among senior ICL management; and an increase in the number of valid TfS (Together for Sustainability initiative) scorecards obtained for ICL Group suppliers. Each of these goals will be assessed regularly during the term of the Sustainability-Linked RCF through third-party verification of ICL’s performance in these areas. As of September 30, 2023, the Company had utilized $360 million of the credit facility.

Note 6 –Dividend Distributions

Decision date for dividend distribution by the Board of Directors	Actual date of dividend distribution	Distributed amount ($ millions)	Dividend per share ($)
February 14, 2023	March 15, 2023	178	0.14
May 9, 2023	June 14, 2023	146	0.11
August 8, 2023	September 13, 2023	82	0.06
November 7, 2023 *	December 20, 2023	68	0.05

*      The dividend will be distributed on December 20, 2023, with a record date for eligibility of December 5, 2023.

ICL Group Limited Quarterly Report 54

Notes to the condensed consolidated interim financial statements as of September 30, 2023 (Unaudited)

Note 7 – Provisions, Contingencies and Other Matters

1.
Note 18 to the Annual Financial Statements provides disclosure regarding an appeal filed with Israel's Supreme Court against the Be'er Sheva District Court's decision to dismiss with prejudice the application for certification of a class action against Rotem Israel Ltd. and Periclase, for environmental hazards which were allegedly the result of the leakage of wastewater to the groundwater aquifer in the vicinity of the Bokek stream which began in the 1970s, while the Company was government owned. On October 12, 2023, Israel's Supreme Court rendered its ruling in the appeal, dismissing the plaintiffs claim regarding property rights, and therefore dismissing the application for certification of the entire public of the State of Israel, yet accepted the appeal with regards to the statute of limitations claim, and ruled that application for certification is approved only regarding the limited class constituting visitors of the Bokek stream. In accordance therewith, the application for certification of the limited group only shall be reviewed by the District Court. Since the claim, in its limited form, will be reviewed at the District Court and considering the preliminary stage of this proceeding, it is difficult to estimate its outcome. No provision has been recorded in the Company's financial statements.

2.
In September 2023, a request for approval of a derivative claim was submitted to the District Court in Tel Aviv by Yuval Yarin Dead Sea Ltd. (which owns 50% of the rights of the Ein Gedi SEA OF SPA Association (hereinafter - the Association)), against the Association, Kibbutz Ein Gedi, Dead Sea Works Ltd, the State of Israel, and the Tamar Regional Council. The basis of the claim is the damage allegedly caused to the Association's spa complex, estimated to be worth tens of millions of shekels, due to the pumping of sea water from the northern basin of the Dead Sea, which contributed to the receding sea level. Considering the preliminary stage of the proceeding, it is difficult to estimate its outcome. No provision has been recorded in the Company's financial statements.

3.
In 2021, a decision was rendered by the Israel Water Authority, despite the Company's objection, that the Company's status should be changed to a "Consumer-Producer", as defined in the Water Law, beginning with the Water Authority's production license, issued to the Company for 2021. The main implication of this change is an increase in water fees of about $3 million per year for water from drillings outside of the concession area. The Company filed an appeal with the Court of Water Affairs against the said decision which was rejected in September 2023. The Company is considering appealing the decision to the Supreme Court.

Concurrently, in 2022, the Movement for the Quality of Government in Israel filed an appeal in which the Court of Water Affairs was petitioned to compel the Water Authority to apply the change in classification of the Company as early as 2018, despite the above mentioned decision. In the Company's estimation, it is more likely than not that this appeal will be rejected.

4.
The Company conducted an evaluation of the expected remaining useful life of Property, Plant and Equipment at its facilities in Israel. This evaluation was based on the Company's accumulated experience, ongoing maintenance practices and operational history of these facilities. The findings of this assessment, which was concluded in the third quarter, revealed that, due to the increasing adoption of new technologies and the implementation of operational excellence processes, the expected lifespan of certain Property, Plant, and Equipment exceeded their previously estimated useful life. As a result, the estimated useful life of the said assets was extended by 2‑5 years, effective from January 2023. The impact of this adjustment on the first nine months of 2023, is a reduction in depreciation expenses, of which $13 million was reflected in operating results, and $3 million was recorded as part of changes in inventory value.

5.
Further to Note 18 to the Annual Financial Statements, regarding the settlement agreement signed in connection with the Ashalim incident, in May 2023, a District Court in Israel approved the settlement agreement, while dismissing a submitted objection and granted it the force of a judgment, effectively concluding the proceedings. In July 2023, an appeal was filed against the District Court's ruling, claiming, among other things, that this agreement is allegedly unreasonable. In the Company's estimation, it is more likely than not that the appeal will be rejected.

6.
Further to Note 18 to the Annual Financial Statements, regarding Energean's continued delays in supply of natural gas (NG), in April 2023, Energean announced it entered commercial production, following which full supply of NG is now being obtained from Energean. The Company intends to exercise all of its legal rights in connection with Energean's past delays.

ICL Group Limited Quarterly Report 55

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.

By:	/s/ Aviram Lahav
	Name:	Aviram Lahav
	Title:	Chief Financial Officer

ICL Group Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	VP, Chief Compliance Officer & Corporate Secretary

Date: November 8, 2023